Mail Stop 3561
							February 9, 2006


Mr. Charlie Pleas, III
Vice President and Controller
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

		RE:	AutoZone, Inc.
			Form 10-K for Fiscal Year Ended August 27, 2005
			Filed October 26, 2005
			Form 10-Q for Quarterly Period Ended November 19,
2005
			File No. 001-10714

Dear Mr Pleas:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended August 27, 2005

Exhibit 13.1, Fiscal 2005 Annual Report

Selected Financial Data, page 2

1. Reference is made to your presentation of "Inventory turnover" and
"Net inventory turnover." Because the numerator in each of the ratios includes cost of sales related to pay-on-scan arrangements, but the denominator excludes the inventory associated with pay-on-scan arrangements, we are concerned that the ratios are not reflective of your true inventory turnover. Please tell us why you believe that these measures, as currently presented, provide valid and useful information to investors, or otherwise tell us how you would propose to revise your disclosures in future filings. Also revise your disclosure to highlight the lack of comparability between periods as a result of the pay-on-scan arrangements not having begun until fiscal 2004.

Item 9A. Controls and Procedures, page 16

2. In future filings, please revise your disclosure regarding changes to internal controls over financial reporting to identify "any changes," not just "significant changes," that occurred in the most recent quarter "which have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting." See Item 308(c) of Regulation S-K. Also confirm to us that there were no changes in your internal controls over financial reporting during the fourth quarter that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

Consolidated Financial Statements, page 18

Notes to Consolidated Financial Statements, page 22

Note A. Significant Accounting Policies, page 22

3. In future filings, please disclose your policy for classifying cash flows associated with derivative instruments designated as qualifying hedges, as there are two alternative classifications permitted under GAAP. Refer to paragraph 14 and footnote 4 to SFAS
95.  Please show us how the disclosure will read.



Note C. Accrued Expenses, page 27

4. Reference is made to your disclosure of the changes in your accrued sales and warranty returns for the last three years. In future filings, please revise to show separately the activity in accrued sales returns and accrued warranty reserves. Refer to Rules
5-04 and 12-09 of Regulation S-X.

Form 8-K filed December 6, 2005

5. In future filings please, revise to clearly and prominently identify each non-GAAP measure as a non-GAAP measure. For example, you should identify "adjusted operating expenses," "adjusted operating profit," "adjusted diluted earnings per share," "adjusted debt/EITDAR," "cash flows before share repurchases and changes in debt," "[adjusted] return on equity (ROE)," and "[adjusted] return on invested capital (ROIC)" as non-GAAP measures. We also believe you should revise the titles of the ROE and ROIC measures to call them "Adjusted" ROE and "Adjusted" ROIC. Additionally, please revise to disclose for each non-GAAP measure presented the substantive reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations. Refer to the Instructions to Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. Finally, please ensure each non-GAAP measure presented is reconciled to the most comparable GAAP measure. In this regard, we note that you currently have not provided a reconciliation of ROE or ROIC, as adjusted, to ROE or ROIC, as computed using GAAP measures.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Charlie Pleas, III
AutoZone, Inc.
February 9, 2006
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